FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc 4 May 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, CANADA OR JAPAN

ACQUISITION OF CHARTER ONE FOR $10.5 BILLION (£5.8 BILLION),
PLACING TO RAISE £2.5 BILLION

Summary

The Royal Bank of Scotland Group plc (RBS) announces that its wholly owned subsidiary Citizens Financial Group, Inc (Citizens) has entered into an agreement, subject to approval by Charter One Financial, Inc. (Charter One) shareholders and regulatory consents, to acquire Charter One for a cash consideration of approximately $10.5 billion (£5.8 billion). The transaction is expected to be completed in the fourth quarter of 2004.

The acquisition will create a bank with extensive coverage across adjacent North Eastern and Mid Western states. Relative to US banks, the enlarged Citizens Group will rank 7th by assets and 7th by deposits. The acquisition will increase the proportion of RBS’s profit before tax coming from the United States to about 25%.

As a result of this transaction, Citizens expects to deliver transaction benefits (revenue benefits and cost savings) which will increase its profit before tax by $407 million in 3 years after completion of the transaction.

On RBS’s forecast for business growth and transaction benefits, the acquisition of Charter One will meet RBS’s 12% post-tax hurdle rate, and will have a broadly neutral impact on Group earnings per share in 2005 and be accretive thereafter.

The acquisition of Charter One is considered to be low risk. Charter One is similar to Citizens in many respects, including its emphasis on retail banking, its focus on growth and efficiency and its strong credit quality. There is no need for divestitures or disposals, or for branch closures. A comprehensive due diligence exercise has been carried out. Citizens has a proven track record in delivering the benefits of acquisitions.

RBS intends to finance the acquisition partly with the proceeds of a placing of RBS ordinary shares, to raise approximately £2.5 billion.

Charter One

Charter One is a US retail bank, headquartered in Cleveland, Ohio, with activities in a number of Mid Western and North Eastern states. Charter One has an excellent track record of growing income and improving efficiency.

Charter One operates in the Mid West in Ohio, Michigan, Illinois and Indiana and in the North East in upstate New York and Vermont. In the large metropolitan areas of Cleveland, Detroit and Chicago, Charter One ranks #4, #5 and #6 respectively, by share of deposits. Charter One’s customers and branches are set out in the table below:

Customers (000s)
Personal	1,719
Small Business	98
Branches
Traditional	456
Supermarket	160

Over recent years, Charter One has expanded its branch network by opening de novo traditional and supermarket branches: of its 616 branches, 142 have been opened since the end of 2002.

At 31 December 2003, Charter One had total assets of $42.6 billion, including $28.3 billion loans to customers (See Appendix 1). Of these loans, 76% were consumer loans and 24% were commercial loans; over 95% of Charter One’s total loans were secured. Non-performing loans amounted to $206 million; these were covered by provisions of $384 million. At 31 December 2003, Charter One had customer deposits amounting to $27.2 billion.

Charter One has an excellent track record. Between 1993 and 2003, Charter One increased its profit before tax from $161 million to $924 million (on a US GAAP basis). Over this period Charter One grew its income by 18% per annum, through a combination of organic growth (including expansion of its branch network through de novo traditional and supermarket branches) and acquisitions. Over the same period, Charter One improved its cost: income ratio from 51.3% to 42.3%.

Acquisition Rationale and Benefits

There is a compelling rationale in the geographic fit between the two franchises: they are adjacent, but have minimal overlap. The acquisition will extend Citizens into some densely populated areas in the Mid West, including the important cities of Chicago, Detroit and Cleveland (which have populations of 8.4 million, 4.5 million and 2.3 million respectively). The numbers of households and small businesses in the four Mid Western states in which Charter One is active are respectively 60% and 50% higher than those in Citizens’ four New England states and Pennsylvania together.

There is also an attractive fit between the products of Charter One and Citizens. Citizens already offers all the products offered by Charter One. However, Charter One is more reliant on retail products (traditionally mortgages, and more recently checking accounts), while Citizens has a broader set of retail products and a significantly broader product offering for mid-corporate customers.

The acquisition will enable Citizens to achieve a significant increase in the scale of its activities. Citizens’ personal customers and branch network will be increased by about 70%, its loans by 65% and its deposits by 43%.

The acquired business has good prospects for future organic growth. The additional states in which Charter One is present have large populations of personal and business customers. Citizens will benefit from the additional branches which have already been opened, and will continue with a branch expansion programme.

Significant financial benefits will be possible, as a result of the transaction. Citizens expect to achieve revenue benefits by introducing its relationship based sales process, by expanding Charter One’s retail and small business product set and by adding mid-corporate banking on the model that exists across Citizens’ existing franchise. Cost savings are expected to be achieved by centralising technology and processing, consolidating central functions and combining various businesses such as consumer finance.

As a result of these initiatives, Citizens expects to deliver transaction benefits which will increase its profit before tax by $407 million in 3 years after completion of the transaction. Of this total, RBS estimates that revenue benefits will amount to $378 million on an annualised basis ($222 million contribution to pre-tax profit after associated costs and bad debts) and that annualised cost savings will amount to $185 million, in 3 years from completion. As in previous acquisitions, Citizens has a clear business plan to achieve IT integration and deliver these transaction benefits. Citizens expects integration costs amounting to approximately $420 million to be incurred.

The acquisition will create a bank with extensive coverage across adjacent North Eastern and Mid Western states. Relative to US banks, the enlarged Citizens Group will rank 7th by assets and 7th by deposits. The acquisition will increase the proportion of RBS’s profit before tax coming from the United States to about 25%.

The acquisition of Charter One will give Citizens significantly greater options for in-fill acquisitions in future. The banking markets in the Mid Western states in which Charter One is active are relatively unconsolidated. The combined market shares of the top 3 banks by deposits in these four states range from 30% to 45%.

Low Risk Acquisition

The acquisition of Charter One is considered to be low risk. Charter One is similar to Citizens in many respects, including its emphasis on retail banking, its focus on growth and efficiency and its strong credit quality. Citizens already has demonstrated success in maintaining organic growth in New England while revitalising the Mid Atlantic franchise acquired from Mellon. There is no need for divestitures or disposals, or for branch closures. Citizens has a proven track record in delivering the benefits of acquisitions.

A comprehensive due diligence exercise has been carried out, involving over 500 man-days by the Citizens team who have done similar exercises on many occasions previously. A substantial proportion of Charter One’s commercial loans was reviewed individually; all consumer loans were subject to statistical analysis and modelling. The analysis of interest rate risk confirmed expectations that Charter One’s balance sheet has a bias against rising interest rates and our financial evaluation assumes that RBS will restructure Charter One’s balance sheet to neutralise this bias.

Citizens

Citizens serves three customer groups: personal customers, small businesses and mid-corporates. Citizens has expanded its branch network by adding supermarket branches and through acquisitions.

Since 1990, Citizens has successfully completed 23 acquisitions. It has gained considerable experience in forecasting and delivering transaction benefits, assessing credit quality and converting technologies.

As a result of both strong organic growth and these successful acquisitions, Citizens grew its assets from $5.2 billion in 1993 to $76.8 billion in 2003 and its UK GAAP profit before tax, goodwill amortisation and integration costs from $55 million in 1993 to $1,401 million in 2003. This advance in profits reflects income growth of 29% per annum over the 10 years, and an improvement in cost: income ratio from 63.2% in 1993 to 48.2% in 2003.

Financial Impact of the Acquisition

Citizens has agreed to pay $44.50 in cash per share for Charter One. This values Charter One at $10.5 billion, or £5.8 billion. The transaction is expected to be completed in the fourth quarter of 2004.

The agreed purchase price is 15.1 times the market consensus forecast for Charter One’s after-tax earnings in 2004, and 13.9 times the consensus earnings forecast for 2005.

The funding requirement of $10.5 billion (£5.8 billion) will be met by the placing (£2.5 billion) together with other funding and internal resources. Allowing for the acquisition of Charter One, RBS’s tier 1 capital ratio is expected to be close to 7% at the end of 2004.

On RBS’s forecast for business growth and transaction benefits, the acquisition of Charter One will meet RBS’s hurdle rate (12% post-tax internal rate of return), and will have a broadly neutral impact on Group earnings per share in 2005 and be accretive thereafter.

Placing

RBS intends to finance the acquisition in part with the proceeds of a placing, of new ordinary shares of 25p each (the "New Ordinary Shares") to raise approximately £2.5 billion (the "Placing"), subject to demand, price and market conditions. The Placing is being conducted through an accelerated bookbuilding process being carried out by Merrill Lynch International, Goldman Sachs International and UBS Limited. Merrill Lynch International is global co-ordinator and joint bookrunner of the Placing; Goldman Sachs International and UBS Limited are joint bookrunners. Details of the number of New Ordinary Shares to be issued and the price at which they will be offered are expected to be determined and announced as soon as is practicable after the bookbuilding closes. Merrill Lynch International, Goldman Sachs International and UBS Limited, in consultation with RBS, reserve the right to close the book at any time and with RBS’s agreement to alter the size of the Placing at their discretion.

RBS has granted Merrill Lynch International, as stabilising manager, an option to purchase, at the placing price, up to a further £250 million of RBS ordinary shares under an over-allotment option.

Appendix 2 of this announcement sets out further information regarding the Placing.

Comments

Fred Goodwin, RBS Group Chief Executive, said: "This is a highly logical and very natural acquisition for Citizens to make. As well as making good financial sense in its own right, it opens up another interesting range of options for Citizens to maintain their strong growth momentum, and it consolidates Citizens’ position as one of the leading banks in the United States. That it will take the share of Group profits generated in the US to 25% is also of note."

"Bud Koch and his team have done a great job in growing Charter One through its present transformation from a thrift to a bank. It will be good to welcome him to our Board, as a non-executive director, on completion of the transaction."

General

Merrill Lynch International and Goldman, Sachs & Co are acting as joint financial advisers to RBS and Citizens. Merrill Lynch International, Goldman Sachs International and UBS Limited are acting as advisers in respect of the financing of the acquisition and as joint book runners to the Placing.

Merrill Lynch International, Goldman Sachs International and UBS Limited, all of which are regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for RBS and no one else in connection with the proposed acquisition and the Placing and will not be responsible to anyone other than RBS for providing the protections afforded to customers of Merrill Lynch International, Goldman Sachs International and UBS Limited, or for giving advice in relation to the Placing or any other matters referred to in this press announcement.

Analysts Briefing

An analysts briefing will be held by RBS at 9.00 am on Wednesday 5 May 2004 at 280 Bishopsgate, London EC2M 4RB.

For Further information:

The Royal Bank of Scotland Group
Media
Howard Moody Group Director, Communications	Tel: + 44(0) 207 672 1924 Mob: + 44(0) 7768 033562
Investor Relations
Richard O’Connor Head of Investor Relations	Tel: +44 (0) 207 672 1758 Mob: +44 (0) 7909 873681

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, regulatory and economic factors. RBS assumes no responsibility to update any of the forward looking statements contained herein.

The information, and any opinion contained in this announcement does not constitute a public offer under any applicable legislation or an offer to sell or solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments either in the United States or elsewhere; nor does this announcement constitute a solicitation to vote in favour of the proposed transaction. The information contained herein is not for publication or distribution to persons in the United States. The Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 ("the Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offering of the Ordinary Shares in the United States.

In connection with the Placing, Merrill Lynch International or any person acting for it, as stabilising manager, may over-allot or effect transactions with a view to supporting the market price of the ordinary shares in RBS at a level higher than that which might otherwise prevail for a limited period after the Placing. However, there is no obligation on Merrill Lynch International or any agent of Merrill Lynch International to do this. Such stabilising, if commenced may be discontinued at any time and must be brought to an end after a limited period.

APPENDIX 1

FINANCIAL INFORMATION FOR CITIZENS AND CHARTER ONE

	Citizens(1)	Charter One(2)
Profit and Loss (US$m):

Net interest income	2,143	1,169
Non-interest income	841	698
Total income	2,984	1,867
Expenses	1,438	791
Bad debts	145	152
Profit before tax, goodwill amortisation and integration costs	1,401	924

Cost:income ratio	48.2%	42.3%

	Citizens(3)	Charter One (4)
Assets (US$bn):

Loans	43.5	28.3
Cash and securities	26.3	11.2
Other (incl goodwill)	7.0	3.1
Total assets	76.8	42.6

Liabilities (US$bn):

Deposits	62.8	27.2
Other	6.1	12.1
Equity	7.9	3.3
Total liabilities	76.8	42.6

Notes

  Citizens financial statements for the year ended 31 December 2003
  (UK GAAP)
  Charter One financial statements for the year ended 31 December 2003
  (US GAAP)
  Citizens financial statements at 31 December 2003 (UK GAAP)
  Charter One financial statements at 31 December 2003 (US GAAP)

APPENDIX 2

FURTHER INFORMATION ON THE PLACING

The Placing of New Ordinary Shares is being conducted through an accelerated bookbuilding process being carried out by Merrill Lynch International, Goldman Sachs International and UBS Limited (the "Joint Bookrunners") acting as agents of RBS. Details of the number of New Ordinary Shares to be issued and the price at which they will be offered are expected to be determined and announced as soon as is practicable after the bookbuilding process closes.

Placees’ commitments to acquire the New Ordinary Shares will be subject to, amongst other things, (i) the admission of the New Ordinary Shares to the Official List of the United Kingdom Listing Authority and to trading by the London Stock Exchange each becoming effective at or prior to 8:00am on 14 May 2004 or such later date as Merrill Lynch International, Goldman Sachs International, UBS Limited and RBS may agree in writing and (ii) the Placing Agreement not being terminated prior to such admission. Commitments to acquire New Ordinary Shares made in the bookbuilding process are not capable of termination or rescission by placees in any circumstances.

Confirmation of an allocation of New Ordinary Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above):

  to acquire at the placing price the number of New Ordinary Shares allocated;
  that it is not a person (and that it is not acting on behalf of a person) in Japan or Canada and that it is outside the United States (as defined in Regulation S under the Securities Act) or is a "Qualified Institutional Buyer" (within the meaning of Rule 144A Securities Act);
  that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business or, if the placee is in the United Kingdom, that it is a person of a kind described in Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or that it is otherwise a person to which the allotment may lawfully be made without observing any requirement for the New Ordinary Shares to be registered or made the subject of a prospectus (or equivalent document);
  that it will not, prior to the expiry of six months from the closing of the Placing, offer or sell any New Ordinary Shares to persons in the United Kingdom, except to persons who fall within (iii) above;
  that it is a person acting on its own behalf who is entitled to acquire New Ordinary Shares under the laws of all relevant jurisdictions and that it will fully observe all relevant laws in connection with the Placing; and
  that the Placing and the allocation and issue of New Ordinary Shares are governed by and construed in accordance with English law and that such placee submits to the non-exclusive jurisdiction of the English Courts in relation to any disputes arising out of or in connection with the Placing.

Settlement for the New Ordinary Shares is expected to occur three London business days after confirmation of the price and allocation is sent to placees but not later than 14 May 2004. Admission to listing and to trading are expected to take place on the same day.

Acquisitions of New Ordinary Shares will be made on the basis that the placee has not relied (i) on any information, representation and/or warranties from Merrill Lynch International, Goldman Sachs International or UBS Limited nor (ii) on any information, representation and/or warranties from RBS, save for the information contained in this announcement.

Settlement of acquisitions of New Ordinary Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax ("SDRT") if the New Ordinary Shares are not acquired in connection with arrangements to issue depositary receipts or to transfer New Ordinary Shares into a clearance service and on the basis that acquirers of New Ordinary Shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not satisfied, or the settlement relates to other dealings in New Ordinary Shares, United Kingdom stamp duty or SDRT may be payable for which neither RBS, Merrill Lynch International, Goldman Sachs International nor UBS Limited will be responsible.

RBS has agreed with Merrill Lynch International, Goldman Sachs International and UBS Limited in the Placing Agreement that it will not, for a period of 90 days from closing of the Placing, effect certain issues or disposals of its ordinary shares, subject to certain exceptions.

In certain circumstances, Merrill Lynch International, Goldman Sachs International and UBS Limited will have the right to terminate their obligations under the Placing Agreement, in which event the Placing will not proceed.

The making of an offer in, or to residents or citizens of, certain jurisdictions ("Foreign Investors") may be restricted by laws of the relevant jurisdictions. Foreign Investors should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

In the unlikely event that RBS does not acquire Charter One, RBS intends to use the proceeds of the Placing for general corporate purposes.

Application will be made for the New Ordinary Shares to be admitted to the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange. New Ordinary Shares allotted pursuant to the Placing will be allotted subject to the memorandum and articles of association of RBS and will rank pari passu with RBS’ existing ordinary shares of 25p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such shares (provided that the final dividend for 2003 which is expected to be paid on 4 June 2004 will not be paid on the New Ordinary Shares).

In connection with the Placing, RBS has granted to Merrill Lynch International, as stabilising manager, on behalf of the Joint Bookrunners, an option (the "over allotment option"), with a view to supporting the market price of the RBS ordinary shares and/or options or other securities or rights relating to the ordinary shares at a level which might not otherwise prevail. The over allotment option is exercisable by Merrill Lynch International, as stabilising manager, during the period commencing with the date the placing price is announced and ending 30 days after the date on which the Placing closes. Pursuant to the over allotment option, Merrill Lynch International may require RBS to allot up to £250 million of additional RBS ordinary shares, at the placing price, for the purpose, amongst other things, of meeting over allotments, if any, made in connection with the Placing and to cover short positions resulting from stabilisation transactions. There is no obligation on Merrill Lynch International to request the allotment of additional ordinary shares pursuant to the over allotment option or to undertake any stabilising activities. If commenced, any stabilising activities must be brought to an end at the end of the period referred to above. Stabilisation/FSA.

"Placing Agreement" means the placing agreement entered into between RBS, Merrill Lynch International, Goldman Sachs International and UBS Limited relating to the New Ordinary Shares.

"New Ordinary Shares" means the new ordinary shares of 25p each of RBS proposed to be allotted as part of the Placing.

Communication aimed at investment professionals

This Appendix is directed only at (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 and (b) persons to whom it may otherwise lawfully be communicated (together "relevant persons"). Any investment or investment activity to which this Appendix relates is available only to and will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Appendix or any of its contents.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 May 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat